Exhibit (a) (8)
EMAIL TO ELIGIBLE PARTICIPANTS ANNOUNCING COMPLETION OF THE OFFER
DATED DECEMBER 31, 2008
To: All Eligible Participants
From: Marty Gausvik, Executive Vice President, Treasurer and Chief Financial Officer
Date: December 31, 2008
Dear Eligible Participant:
I am pleased to announce that the exchange offer for certain outstanding options to purchase shares of the Company’s Class A common stock (the “Offer”) expired on December 30, 2008 at 5:00 P.M., Atlanta time. We have accepted all validly tendered eligible options pursuant to, and in accordance with the terms of, the Offer. Based upon preliminary results, options to purchase approximately 5,647,650 shares of Class A Common Stock, or approximately 95.1% of all eligible options, were tendered for exchange and, in accordance with the terms of the Offer, we will issue approximately 289,683 restricted shares of our Class A common stock and new options to purchase approximately 956,869 shares of our Class A common stock. The exercise prices for the new options are based upon today’s closing price of the Class A common stock, which was $2.54. As a result, in general, the first one-third of the new options is exercisable at $2.54 per share, the second one-third at $2.92 per share, and the final one-third at $3.30 per share. The grant date of the restricted shares and new options will be December 30, 2008.
We appreciate your consideration of the Offer. If you have any additional questions, please contact Ray Perlock, Corporate Controller, at (404) 260-6714.
Sincerely,
Marty Gausvik,
Executive Vice President, Treasurer and
Chief Financial Officer